EXHIBIT 99.64
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[GRAPHIC OMITTED]
[NOVA SCOTIA LETTERHEAD]

                             2nd Floor,              Bus:   902-424-7768
                             Joseph Howe Building    Fax:   902-424-4625
                             1690 Hollis Street      Website: www.gov.ns.ca/nssc
               Securities    P.O Box 458
               Commission    Halifax, Nova Scotia
                             B3J 2P8



               IN THE MATTER OF THE SECURITIES ACT R.S.N.S. 1989,
                                   CHAPTER 418, AS AMENDED
                                       AND
                                IN THE MATTER OF
                          ADVANTAGE ENERGY INCOME FUND

         ---------------------------------------------------------------


    Receipt for a Preliminary Short Form Prospectus dated JANUARY 21, 2005 relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.




    DATED at Halifax, this 21st day of January, 2005.

    "DONNA M.GOUTHRO"

    _________________________________
    J. William Slattery, C.A.
    Deputy Director, Corporate Finance
    per Donna M. Gouthro, Corporate
    Finance Officer (Analyst)



     NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.



     Project #731645